CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 30 to Registration Statement No. 333-18737 on Form N-1A of our report dated May 24, 2007, relating to the financial statements and financial highlights of the Metropolitan West Low Duration Bond Fund and the Metropolitan West Total Return Bond Fund, two of the seven Metropolitan West Funds (collectively, the “Funds”) appearing in the Annual Report on Form N-CSR of the Funds for the year ended March 31, 2007, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE

Costa Mesa, California

January 15, 2008